Mail Stop 4561

March 5, 2009

VIA USMAIL and FAX (714) 665 - 1492

Mr. Paul M. Joeckel
President and Chief Financial Officer
Eagle Exploration Company
93 Spyglass Drive
Littleton, Colorado 80123

> **Re: Eagle Exploration Company**
> **Form 10-KSB for the year ended 3/31/2008**
> **Filed on 7/14/2008**
> **File No. 000-09458**

Dear Mr. Paul M. Joeckel:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief